CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Total Nutraceutical Solutions, Inc. and subsidiary ("the Company") of our report dated May 18, 2011, on our audit of the consolidated balance sheet of Total Nutraceutical Solutions, Inc. and subsidiary as of December 31, 2010, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year then ended.

Our report, dated May 18, 2011, contains an explanatory paragraph that states the Company has a history of incurring net losses and net operating cash flow deficits.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington

July 11, 2011